Exhibit 99.7

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

24 November 2008

ASX ANNOUNCEMENT - RESULTS OF THE 2008 ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2 we attach a Poll Report detailing the outcome of the resolutions put to the shareholders at today’s Annual General Meeting.

For more information, please contact:

Mr Linton Burns
Company Secretary
Progen Pharmaceuticals Limited
Ph: 61 7 3842 3333

24 November 2008 The Chairman Progen Pharmaceuticals Limited 16 Benson Street TOOWONG QLD 4066

Computershare Investor Services Pty Limited
ABN 48 078 279 277
Level 19, 307 Queen Street
Brisbane Queensland 4000 Australia
GPO Box 523
Brisbane Queensland 4001 Australia
Investor Enquiries 1300 552 270
Telephone 61 7 3237 2100
Facsimile 61 7 3237 2152
www.computershare.com

Poll Report

I, the Returning Officer appointed by you in connection with the voting by poll on the motion set out below at the Annual General Meeting of the Members of Progen Pharmaceuticals Limited held at the Terrace Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly, Queensland 4068 Australia on Monday, 24 November 2008 at 10.00am (Brisbane time), report as follows:

1)                            Directors’ Remuneration Report

	Number	%
Votes cast ‘FOR’ the motion	14,425,616	49.67
Votes cast ‘AGAINST’ the motion	14,616,577	50.33
TOTAL VOTES CAST	29,042,193	100.00
Votes “Abstained”	1,865,140

The resolution was not carried as an ordinary resolution.

2)                            Re-election of Director - Dr Malvin Eutick

	Number	%
Votes cast ‘FOR’ the motion	19,029,749	61.83
Votes cast ‘AGAINST’ the motion	11,747,267	38.17
TOTAL VOTES CAST	30,777,016	100.00
Votes “Abstained”	130,317

The resolution was carried as an ordinary resolution.

3)                            Election of Director - Mr Robert Williamson

	Number	%
Votes cast ‘FOR’ the motion	17,626,164	59.39
Votes cast ‘AGAINST’ the motion	12,050,521	40.61
TOTAL VOTES CAST	29,676,685	100.00
Votes “Abstained”	1,230,648

The resolution was carried as an ordinary resolution.

4)                            Election of Director - Mr John Lee

	Number	%
Votes cast ‘FOR’ the motion	28,629,005	93.10
Votes cast ‘AGAINST’ the motion	2,122,378	6.90
TOTAL VOTES CAST	30,751,383	100.00
Votes “Abstained”	155,950

The resolution was carried as an ordinary resolution.

5)                            Ratification of previous share issue and allotment to CellGate, Inc shareholders

	Number	%
Votes cast ‘FOR’ the motion	14,810,618	54.70
Votes cast ‘AGAINST’ the motion	12,265,965	45.30
TOTAL VOTES CAST	27,076,583	100.00
Votes “Abstained”	1,268,631

The resolution was carried as an ordinary resolution.

Yours Faithfully

Taylor Fam
Returning Officer
Computershare Investor Services Pty Limited